CONFIDENTIAL
                                                             DRAFT 09/04/03

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             Amendment No. 7 *

                      The Yankee Candle Company, Inc.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 984757104
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                               (CUSIP Number)

Fried, Frank, Harris,              Forstmann Little & Co. Subordinated Debt
   Shriver & Jacobson                 and Equity Management Buyout
   One New York Plaza                 Partnership-VI, L.P.
   New York, NY  10004             Forstmann Little & Co. Equity
   Attn:  Lois Herzeca, Esq.          Partnership-V, L.P.
   (212) 859-8000
                                      c/o Forstmann Little & Co.
                                      767 Fifth Avenue
                                      New York, NY  10153
                                      Attn:  Winston W. Hutchins
                                      (212) 355-5656

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 8, 2003
        -----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No.   984757104                                           Page 2 of 7


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

    PN

                                    13D

CUSIP No.   984757104                                           Page 3 of 7


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

    PN

     This Amendment No. 7 amends and supplements the Statement on Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"), previously filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V"), a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), a Delaware limited partnership. Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

          On September 8, 2003, Equity-V sold 5,617,769 shares of Common Stock and MBO-VI sold 3,699,506 shares of Common Stock pursuant to a registered public offering (the "Offering") at a price of $23.25 per share (net of underwriting discounts and commissions); the Company purchased 2,000,000 of such shares in the Offering.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows, as of September 8, 2003:

          (i) Equity-V:

          (a) Amount Beneficially Owned:

          Equity-V owns no shares of Common Stock. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the
Schedule 13D, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXX.

          (b) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote - none.

              (ii)  shared power to vote or to direct the vote -- none.

              (iii) sole power to dispose or to direct the disposition of
                    - none.

              (iv) shared power to dispose or to direct the disposition of - none.

          (c) As of September 8, 2003, Equity-V ceased to beneficially own any shares of the outstanding Common Stock.

          (ii)  MBO-VI:

          (a) Amount Beneficially Owned:

          MBO-VI owns no shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes, each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXIX. Mr. Lister, Ms. Nicholls and Mr. Holmes do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares.

          (b) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote - none

              (ii)  shared power to vote or to direct the vote -- none.

              (iii) sole power to dispose or to direct the disposition of
                    - none.

              (iv) shared power to dispose or to direct the disposition of -- none.

          (c) As of September 8, 2003, MBO-VI ceased to beneficially own any shares of the outstanding Common Stock.

          (iii) See description of sale transaction in Item 4 above.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 2003             FORSTMANN LITTLE & CO. EQUITY
                                      PARTNERSHIP-V, L.P.

                                      By:   FLC XXX Partnership, L.P.
                                            its general partner


                                      By:    /s/ Winston W. Hutchins
                                            ------------------------------
                                            Winston W. Hutchins,
                                            a general partner


                                      FORSTMANN LITTLE & CO. SUBORDINATED
                                      DEBT AND EQUITY MANAGEMENT BUYOUT
                                      PARTNERSHIP-VI, L.P.

                                      By:   FLC XXIX Partnership, L.P.
                                            its general partner


                                      By:    /s/ Winston W. Hutchins
                                            ------------------------------
                                            Winston W. Hutchins,
                                            a general partner

                                                                 Schedule I
                         FLC XXX Partnership, L.P.:
                             General Partner of
                                  Equity-V

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                  FLC XXX

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins

                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of FLC XXIX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                  FLC XXIX

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States (other than Mr. Holmes, who is a citizen of the Republic of Ireland.)

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Jamie C. Nicholls
                           Gordon A. Holmes